AMTRUST FINANCIAL SERVICES, INC.

Power of Attorney

To Sign and File Section 16 Reporting Forms

THE UNDERSIGNED, Ronald E. Pipoly, Jr., the Chief Financial Officer of AmTrust Financial Services, Inc., hereby constitutes and appoints Stephen B. Ungar and Catherine L. Miller, or either of them, as his attorney-in-fact to sign and file on the undersigned’s behalf any and all forms and reports required under Section 16 of the Securities Exchange Act of 1934, as amended, including all Forms 3, 4 and 5, relating to AmTrust Financial Services, Inc.’s equity securities. This power of attorney shall remain valid, unless revoked in writing, for as long as the undersigned serves as Chief Financial Officer of AmTrust Financial Services, Inc. or until the reporting obligation ceases (whichever first occurs).

IN WITNESS WHEREOF, the undersigned hereunto places his hand this 22nd day of September, 2011.

/s/ Ronald E. Pipoly, Jr.
Ronald E. Pipoly, Jr.